

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2024

Sumit Sharma
Chief Executive Officer
Microvision, Inc.
18390 NE 68th Street
Redmond, WA 98052

> **Re: Microvision, Inc.**
> **Registration Statement on Form S-3**
> **Filed on October 25, 2024**
> **File No. 333-282840**

Dear Sumit Sharma:

We have reviewed your response and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 5, 2024 letter.

Registration Statement on Form S-3 filed on October 25, 2024

General

1. We note your response to our prior comment 1. Please revise your disclosure to clearly state that the 42,692,019 shares being offered are those underlying notes in the aggregate principal amount of $45,000,000 that were issued to the selling stockholder on October 23, 2024. In this regard, we note that the capitalized term "Convertible Note" appears to be used interchangeably to refer to both the $45,000,000 principal amount that has been issued and the entire $75,000,000 principal amount that may be issued. Please further revise your disclosure to clarify that you expect to register any additional shares underlying notes in the aggregate principal amount of up to $30,000,000 that may be issued in the future to the selling stockholder, and discuss the potential dilution to investors.

Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Thomas Fraser